Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

December 26, 2017

Corporate Relationship Department		National Stock Exchange of India Ltd.
BSE Limited		“Exchange Plaza”
Dalal Street, Fort		Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001		Mumbai – 400 051
Fax Nos.:	022-22723121 / 22723719 /	Fax Nos.:	022-26598120/ 26598237/
	22722037 / 22722039		26598238

Scrip Code: 500124		Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a press release on “Dr. Reddy's Laboratories announces the launch of Melphalan Hydrochloride for Injection in the U.S. Market”.

This is for your information.

With regards,

/s/ Vikas Sabharwal
Vikas Sabharwal
Assistant Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills,	Saunak SAVLA	Calvin Printer
Hyderabad - 500034. Telangana, India.	saunaks@drreddys.com	calvinprinter@drreddys.com
	(Ph: +91-40-49002135)	(Ph: +91-40- 49002121)

Dr. Reddy's Laboratories announces the launch of

Melphalan Hydrochloride for Injection in the U.S. Market

Hyderabad, India, December 26, 2017	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. December 26, 2017— Dr. Reddy’s Laboratories Ltd (BSE: 500124, NSE: DRREDDY, NYSE: RDY) announced today that it has launched Melphalan Hydrochloride for Injection, a therapeutic equivalent generic version of Alkeran® (melphalan hydrochloride) for Injection in the United States market approved by the U.S. Food and Drug Administration (USFDA).

The Alkeran® brand and generic had U.S. sales of approximately $107 million MAT for the most recent twelve months ending in October 2017 according to IMS Health*.

Dr. Reddy’s Melphalan Hydrochloride for Injection is available in a carton containing one single-dose clear glass vial of freeze-dried melphalan hydrochloride equivalent to 50 mg melphalan and one 10 mL clear glass vial of sterile diluent.

WARNING

Melphalan hydrochloride for injection should be administered under the supervision of a qualified physician experienced in the use of cancer chemotherapeutic agents. Severe bone marrow suppression with resulting infection or bleeding may occur. Controlled trials comparing intravenous (IV) to oral melphalan have shown more myelosuppression with the IV formulation. Hypersensitivity reactions, including anaphylaxis, have occurred in approximately 2% of patients who received the IV formulation. Melphalan is leukemogenic in humans. Melphalan produces chromosomal aberrations in vitro and in vivo and, therefore, should be considered potentially mutagenic in humans.

Please see http://www.drreddys.com/pi/melalphalan.pdf Full Prescribing Information Including Boxed Warning.

Alkeran® is a registered trademark of Apotex, Inc.

*IMS National Sales Perspective: Retail and Non-Retail MAT October 2017
RDY-1217-189

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.